NEWS RELEASE

BIRCH MOUNTAIN CONVERTS ATHABASCA PERMITS TO MINERAL LEASES AND BEGINS PREFEASIBILITY DRILL PROGRAM

CALGARY, February 20, 2004 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") has applied to the Alberta Department of Energy to convert expiring metallic and industrial mineral permits on its Athabasca property to metallic and industrial mineral leases. In Alberta, mineral permits expire at the end of their 10-year term. By converting the expiring permits to leases, Birch Mountain secures the mineral rights for an additional 15-year renewable term. The lands selected for lease conversion include areas of surface accessible limestone and priority lands for precious metals exploration. Thirty-three new lease applications were submitted, covering an area of 75,472 hectares (186,495 acres). Portions of three permits totalling 7,424 hectares (18,345 acres), less than 3% of the Athabasca property, were allowed to expire without conversion. The area of Birch Mountain's Athabasca property is 271,986 hectares (672,091 acres) held as mineral permits, mineral leases and lease conversion applications.

Birch Mountain geologists have mobilized to Fort McMurray to begin the 2004 prefeasibility drill program targeting calcinable and aggregate quality limestone at the Corporation's Muskeg Valley Limestone Project ("MVLP"). Birch Mountain has received approvals to drill up to 16 holes in the MVLP area; five holes target limestone in the southern part of the area and the remainder are in the north where the aggregate operations are expected to commence later in 2004. The drill program and prefeasibility study were announced following the release of the Corporation's recently completed independent preliminary assessment, which is available at www.sedar.ca in Canada and www.sec.gov in the United States. Birch Mountain has received an advanced draft of the Environmental Impact Assessment ("EIA") for aggregate operations in the northern project area and expects to complete and file the EIA with regulatory authorities in early March.

Birch Mountain's technical divisions operate under the direction of Dr. Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration, who is identified as the qualified person in accordance with Section 1.2 of National Instrument 43-101.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
 Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.